SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30778; File No. 812-14131]

Ranger Alternative Management, L.P. and Ranger Funds Investment Trust; Notice of

Application

November 12, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act

and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) certain open-end

management investment companies or series thereof to issue shares ("Shares") that are

redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in

Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under

certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares.

Applicants: Ranger Funds Investment Trust (the "Trust") and Ranger Alternative Management,

L.P (the "Initial Adviser").

<u>Filing Dates</u>: The application was filed on March 8, 2013, and amended on June 4, 2013, and November 1, 2013. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 9, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 2828 N. Harwood Street, Suite 1600, Dallas, Texas 75201.

<u>For Further Information Contact</u>: David J. Marcinkus, Senior Counsel, at (202) 551-6882, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Trust initially will offer one Fund (defined below) identified in the application ("Initial Fund"). Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified securities index ("Underlying Index").

2.   Applicants request that the order apply to the Initial Fund and any additional series of the Trust[1] that may be created in the future ("Future Funds") and that tracks an Underlying Index.[2] Any Future Fund will be (a) advised by the Initial Adviser, or an entity controlling, controlled by, or common control with the Initial Adviser (each, an "Adviser") and (b) comply with the terms and conditions of the application. The Initial Fund and any Future Funds together are the "Funds."

3.   Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by domestic issuers or non-domestic issuers meeting the requirements for trading in U.S. markets ("Domestic Indexes"). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities ("Foreign Indexes"). Funds which track Domestic Indexes are referred to as "Domestic Funds" and Funds which track Foreign Indexes are referred to as "Foreign Funds." Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." Funds based on Long/Short Indexes are "Long/Short

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[1]   As used herein, "Trust" shall also include any other open-end series management investment company registered with the Commission and advised by an Adviser.

[2]   All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. A Fund of Funds (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

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Funds." Underlying Indexes that use a 130/30 investment strategy are referred to as "130/30 Indexes." Funds based on 130/30 Indexes are "130/30 Funds."

4.   An Adviser registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as a sub-adviser to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered or not subject to registration under the Advisers Act. The Trust will enter into a distribution agreement with one or more distributors, each registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), which will act as the principal underwriter and distributor for the Funds.[3] The Distributor of a Fund may be an affiliated person, or an affiliated person of an affiliated person, of that Fund's Adviser and/or Sub-Advisers.

5.   Each Fund will hold certain securities and other instruments ("Portfolio Securities") selected to correspond to the performance of its Underlying Index.[4] Except with respect to Affiliated Index Funds (defined below), no entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Sub-adviser, or promoter of a Fund, or of the Distributor.

6.   A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the

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[3]   Applicants request that the order also apply to future distributors that comply with the terms and conditions of the application.

[4]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") or, as applicable, depositary receipts or TBA Transactions (as defined below) representing Component Securities. Each Fund also may invest up to 20% of its total assets (the "20% Asset Basket") in a broad variety of other instruments, including securities not included in its Underlying Index, which the Adviser believes will help the Fund track its Underlying Index.

Component Securities in its Underlying Index in the same approximate proportions as in the

Underlying Index. A Fund using a representative sampling strategy will hold some, but may not

hold all, of the Component Securities of its Underlying Index. Applicants state that use of the

representative sampling strategy may prevent a Fund from tracking the performance of its

Underlying Index with the same degree of accuracy as would a Fund that invests in every

Component Security of the Underlying Index. Applicants expect that each Fund will have an

annual tracking error relative to the performance of its Underlying Index of less than 5 percent.

7.   Each Fund will issue, on a continuous basis, Creation Units, which will typically

consist of at least 25,000 Shares and have an initial price per Share of $15 to $100. All orders to

purchase Creation Units must be placed with the Distributor by or through a party that has

entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will

be responsible for delivering the Fund's prospectus to those persons acquiring Creation Units

and for maintaining records of both the orders placed with it and the confirmations of acceptance

furnished by it. In addition, the Distributor will maintain a record of the instructions given to the

applicable Fund to implement the delivery of its Shares. An Authorized Participant must be

either (a) a "Participating Party," (i.e., a broker-dealer or other participant in the Continuous Net

Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing house

registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC,"

and such participant, "DTC Participant"), which, in either case, has signed a "Participant

Agreement" with the Distributor.

8.   The Shares will be purchased and redeemed in Creation Units and generally on an

in-kind basis. Except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

Instruments").[5] On any given Business Day the names and quantities of the instruments that

constitute the Deposit Instruments and the names and quantities of the instruments that constitute

the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below).

In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro

rata to the positions in a Fund's portfolio (including cash positions),[6] except: (a) in the case of

bonds, for minor differences when it is impossible to break up bonds beyond certain minimum

sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to

eliminate fractional shares or lots that are not tradeable round lots;[7] (c) "to be announced"

transactions ("TBA Transactions"),[8] short positions, derivatives and other positions that cannot

be transferred in kind[9] will be excluded from the Deposit Instruments and the Redemption

Instruments;[10] (d) to the extent the Fund determines, on a given Business Day, to use a

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[5]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[6]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[7]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[8]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[9]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[10]   Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (defined below).

representative sampling of the Fund's portfolio;[11] or (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing"). If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

9. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[12] (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the

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[11] A Fund may only use sampling for this purpose if the sample: (a) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (b) consists entirely of instruments that are already included in the Fund's portfolio; and (c) is the same for all Authorized Participants on a given Business Day.

[12] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's or Sub-adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

NSCC or DTC; or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[13]

10. Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed ("Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any), for that day. The list of Deposit Instruments and the list of Redemption Instruments will apply until new lists are announced on the following Business Day, and there will be no intra-day changes to the lists except to correct errors in the published lists.

11. For each Long/Short Fund and 130/30 Fund, the Adviser will provide full portfolio transparency on the Fund's website ("Website") by making available the identities and quantities of the portfolio holdings that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The information provided on the Website will be formatted to be reader-friendly. Each Listing Exchange or other major market data provider will disseminate, every 15

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[13]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund representing the sum of (a) the estimated Balancing Amount and (b) the current value of the Deposit Instruments and any short positions, on a per individual Share basis (such intra-day indicative value, the "IIV"). With respect to the Long/Short Funds and 130/30 Funds, the investment characteristics of any financial instruments and short positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

12. Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as a market maker ("Market Maker") and maintain a market in Shares trading on the Exchange. Prices of Shares trading on an Exchange will be based on the current bid/ask market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

13. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers also may purchase Creation Units for use in market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[14] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

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[14]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

14. Shares will not be individually redeemable. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant.

15. An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[15]

16. Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "exchange traded fund ("ETF")". All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units. The same approach will be followed in the shareholder reports issued or circulated in connection with the Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

17. Applicants also request that the order allow them to offer Funds for which an affiliated person of the Adviser will serve as the Index Provider ("Affiliated Index Fund"). The Index Provider to an Affiliated Index Fund ("Affiliated Index Provider") will create a proprietary, rules based methodology ("Rules-Based Process") to create Underlying Indexes for use by the Affiliated Index Funds and other investors (an "Affiliated Index").[16] The Affiliated

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[15]   Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Instruments, the Transaction Fee imposed on a purchaser or redeemer may be higher.

[16]   The Underlying Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on section 3(c)(1) or 3(c)(7) of the Act and other pooled investment vehicles for which the Adviser acts as adviser or sub-adviser ("Affiliated Accounts") as well

Index Provider, as owner of the Underlying Indexes and all related intellectual property related thereto, will license the use of the Affiliated Indexes, their names and other related intellectual property to the Adviser for use in connection with the Affiliated Index Funds. The licenses for the Affiliated Index Funds will state that the Adviser must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Affiliated Index Funds.

18. Applicants contend that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be an "affiliated person" of the Adviser will not have any impact on the operation of the Affiliated Index Funds because the Affiliated Indexes will maintain transparency, the Affiliated Index Funds' portfolios will be transparent, and the Affiliated Index Provider, the Adviser, any Sub-Adviser and the Affiliated Index Funds each will adopt policies and procedures to address any potential conflicts of interest ("Policies and Procedures"). The Affiliated Index Provider will publish in the public domain, including on its website and/or the Affiliated Index Funds' Website, all of the rules that govern the construction and maintenance of each of its Affiliated Indexes. Applicants believe that this public disclosure will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Affiliated Index Provider, the owner of the Affiliated Indexes. Applicants note that the identity and weightings of the securities of any Affiliated Index will be readily ascertainable by any third party because the Rules-Based Process will be publicly available.

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as other such registered investment companies, separately managed accounts, privately offered funds and other pooled investment vehicles for which it does not act either as adviser or sub-adviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively, "Accounts"), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from section 17(a), the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

19.   Like other index providers, the Affiliated Index Provider may modify the Rules-Based Process in the future. The Rules-Based Process could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Personnel (defined below) has given (a) the Calculation Agent (defined below) reasonable prior written notice of such rule changes, and (b) the investing public at least sixty (60) days published notice that such changes will be implemented. Affiliated Indexes may have reconstitution dates and rebalance dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly.

20.   As owner of the Affiliated Indexes, the Affiliated Index Provider will hire a calculation agent ("Calculation Agent"). The Calculation Agent will determine the number, type, and weight of securities that will comprise each Affiliated Index, will perform all other calculations necessary to determine the proper make-up of the Affiliated Index, including the reconstitutions for such Affiliated Index, and will be solely responsible for all such Affiliated Index maintenance, calculation, dissemination and reconstitution activities. The Calculation Agent will not be an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter of a Fund or the Distributor.

21.   The Adviser and the Affiliated Index Provider will adopt and implement Policies and Procedures to address any potential conflicts of interest. Among other things, the Policies and Procedures will be designed to limit or prohibit communication between employees of the Affiliated Index Provider and its affiliates who have responsibility for the Affiliated Indexes and

the Rules Based Process, as well as those employees of the Affiliated Index Provider and its affiliates appointed to assist such employees in the performance of his/her duties ("Index Personnel") and other employees of the Affiliated Index Provider. The Index Personnel (a) will not have any responsibility for the management of the Affiliated Index Funds or the Accounts, (b) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, that have responsibility for the management of the Affiliated Index Funds or any Affiliated Account until such information is publicly announced, and (c) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. In addition, the Adviser and any Sub-Adviser will adopt and implement, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. Also, the Adviser has adopted a code of ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act ("Code of Ethics"). Any Sub-Adviser will be required to adopt a Code of Ethics and provide the Trust with the certification required by rule 17j-1 under the Act. In conclusion, Applicants submit that the Affiliated Index Funds will operate in a manner very similar to the other index-based ETFs which are currently traded.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants

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further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to buy and sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of investment company shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

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6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary

market trading in Shares does not involve Trust assets and will not result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because competitive forces will ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from

suspending the right of redemption or postponing the date of payment of redemption proceeds

for more than seven days after the tender of a security for redemption. Applicants observe that

the settlement of redemptions for the Foreign Funds will be contingent not only on the settlement

cycle of the U.S. securities markets, but also on the delivery cycles in local markets for the

underlying foreign securities held by the Foreign Funds. Applicants believe that under certain

circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors,

coupled with local market holiday schedules, will require a delivery process of up to 15 calendar

days.[17] Applicants therefore request relief from section 22(e) in order to provide for payment or

satisfaction of redemptions within the maximum number of calendar days required for such

payment or satisfaction in the principal local markets where transactions in the Portfolio

Securities of each Foreign Fund customarily clear and settle, but in all cases no later than 15

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[17]   In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

calendar days following the tender of a Creation Unit. [18] With respect to Future Funds that are

Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that

circumstances exist similar to those described in the application.

8.　　Applicants submit that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Units of a Foreign Fund to be made within

a maximum of 15 calendar days would not be inconsistent with the spirit and intent of section

22(e). Applicants state the SAI will identify those instances in a given year where, due to local

holidays, more than seven days will be needed to deliver redemption proceeds and will list such

holidays and the maximum number of days, but in no case more than 15 calendar days.

Applicants are only seeking relief from section 22(e) to the extent that the Foreign Funds effect

creations and redemptions of Creation Units in-kind.

Section 12(d)(1)

9.　　Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring securities of an investment company if such securities represent more

than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of

the Act prohibits a registered open-end investment company, its principal underwriter or any

other broker or dealer from selling the investment company's shares to another investment

company if the sale will cause the acquiring company to own more than 3% of the acquired

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[18]　　Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect
any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires
that most securities transactions be settled within three business days of the trade date.

company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10. Applicants request an exemption to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts") registered under the Act that are not sponsored or advised by the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Fund of Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit the Funds, the Distributor, and any broker-dealer that is registered under the Exchange Act to sell Shares to Fund of Funds in excess of the limits of section 12(d)(1)(B).

11. Each Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Fund of Funds Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each a "Fund of Funds Sub-Adviser"). Any Fund of Funds Adviser or Fund of Funds Sub-Adviser will be registered or not subject to registration under the Advisers Act. Each Investing Trust will have a sponsor ("Sponsor").

12. Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Fund of Funds nor any Fund of Funds Affiliate

would be able to exert undue influence over the Funds or any Fund Affiliates.[19] To limit the

control that a Fund of Funds may have over a Fund, applicants propose a condition prohibiting a

Fund of Funds Adviser or a Sponsor, any person controlling, controlled by, or under common

control with the Fund of Funds Adviser or Sponsor, and any investment company or issuer that

would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or

sponsored by the Fund of Funds Adviser or Sponsor, or any person controlling, controlled by, or

under common control with the Fund of Funds Adviser or Sponsor ("Fund of Funds' Advisory

Group") from controlling (individually or in the aggregate) a Fund within the meaning of section

2(a)(9) of the Act. The same prohibition would apply to any Fund of Funds Sub-Adviser, any

person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser,

and any investment company or issuer that would be an investment company but for section

3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or

sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under

common control with the Fund of Funds Sub-Adviser ("Fund of Funds Sub-Advisory Group").

Applicants propose other conditions to limit the potential for undue influence over the Funds,

including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its

capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an

offering of securities during the existence of an underwriting or selling syndicate of which a

principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An

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[19]   A "Fund of Funds Affiliate" is the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, and principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of those entities.

"Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Fund Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14. Applicants do not believe that the proposed arrangement involves excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. In addition, under condition B.5, a Fund of Funds Adviser or a Fund of Funds' trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Fund of Funds in the Fund. Applicants state that any sales charges or service fees on shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[20]

15. Applicants submit that the requested 12(d)(1) Relief addresses concerns over overly complex structures. Applicants note that a Fund will be prohibited from acquiring securities of

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[20] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16.   To ensure that a Fund of Funds is aware of the terms and conditions of the requested order, the Fund of Fund must enter into an agreement with the respective Fund ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgment from the Fund of Funds that it may rely on the order only to invest in the Funds and not in any other investment company.

17.   Applicants also note that a Fund may choose to reject a direct purchase of Shares by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

18.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security or other property to or acquiring any security or other property from the company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act defines control as the power to exercise a controlling influence over the management of

21

policies of a company. It also provides that a control relationship will be presumed where one

person owns more than 25% of a company's voting securities. The Funds may be deemed to be

controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may

be deemed to be under common control with any other registered investment company (or series

thereof) advised by the Adviser (an "Affiliated Fund").

19.   Applicants request an exemption from section 17(a) of the Act pursuant to sections

17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with

a Fund when they are affiliated persons or second-tier affiliates of the Fund solely by virtue of

one or more of the following: (a) holding 5% or more, or more than 25%, of the outstanding

Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest

described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more

Affiliated Funds.

20.   Applicants assert that no useful purpose would be served by prohibiting these types

of affiliated persons from acquiring or redeeming Creation Units through in-kind transactions.

Except as described in Section II.K.2 of the application, the Deposit Instruments and Redemption

Instruments will be the same for all purchasers and redeemers regardless of the their identity.

The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units

will be the same for all purchases and redemptions, regardless of size or number. Deposit

Instruments and Redemption Instruments will be valued in the same manner as Portfolio

Securities are valued for purposes of calculating NAV. Applicants submit that, by using the

same standards for valuing Portfolio Securities as are used for calculating in-kind redemptions or

purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions.

Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

21.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated person or second-tier affiliate of a Fund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.[21] Applicants state that the terms of the proposed transactions will be fair and reasonable and will not involve overreaching. Applicants note that any consideration paid by a Fund of Funds for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[22] Further, as described in Section II.K.2 of the application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively and will correspond pro rata to the Fund's Portfolio Securities, except as describe above. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:

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[21]   To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares. The requested relief also is intended to cover the in-kind transactions that may accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or second-tier affiliate of a Fund of Funds because the Adviser provides investment advisory services to the Fund of Funds.

[22]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

A.	ETF Relief

1.	The requested relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.	As long as a Fund operates in reliance on the order, the Shares of such Fund will be listed on an Exchange.

3.	No Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

B.	Section 12(d)(1) Relief

Applicants agree that any order of the Commission granting the requested 12(d)(1) Relief will be subject to the following conditions:

1.	The members of a Fund of Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to a Fund for which the Fund of Funds' Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors ("Board") of the Fund, including a majority of the non-interested directors or trustees, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its

25

investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.   The Board of a Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in

an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary